Exhibit 99.1

press release

22 January 2013

045/12-13

Enquiries:

Kate Lowe	+44 (0) 161 868 8427
Manchester United Ltd	Kate.lowe@manutd.co.uk

Manchester United announces strategic acquisition of bskyb’s one-third stake in MUTV

•                  Taking full control of the content generating and distribution capability of its business

(NYSE: MANU)  Manchester United, one of the most popular and successful sports teams in the world, today announced the acquisition of the one-third minority equity stake in Manchester United Television (‘MUTV’) from BskyB (Sky).  MUTV is now a wholly-owned group subsidiary.

As part of its long-term digital media plans, Manchester United has made the strategic acquisition of Sky’s stake in MUTV in order to own 100% of the content production and distribution capabilities of this business.

MUTV was launched in 1998 as a three-way joint venture, with UK broadcasters ITV and Sky as equal partners.  Since then, MUTV has developed considerable in-house expertise and Manchester United bought ITV’s one-third equity stake in November 2007.  This latest acquisition is a natural progression and is indicative of the Club’s desire to have full control of the content generating and distribution capabilities across all of its businesses.

MUTV is available in 57 countries around the world.  It is accessed in the UK and Ireland by subscription on satellite and cable platforms; and in the rest of the world through a combination of subscription or as programming blocks purchased by international broadcasters.

Richard Arnold, Commercial Director of Manchester United, said:

“The acquisition of Sky’s stake is great news for all of our fans who watch us around the globe, MUTV, its staff and the Club. We look forward to continuing to enhance our media proposition and distribution capabilities in the years to come; and delivering some of the best and most compelling content to our 659m followers.

Sky has been an active and highly-valued partner since the channel’s inception and has helped to build the best and most watched club football channel in the world.  We will continue to have a close relationship with Sky in the future.”

MUTV employs approximately 60 staff and currently operates from offices in central Manchester, a studio at Carrington (the Club’s training ground) and from facilities within Old Trafford stadium.

Ends

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on earth.

Through our 135-year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.